Exhibit 99.1

ZHONGCHAO INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	June 30, 2024	December 31, 2023
ASSETS
Current Assets
Cash and cash equivalents	$6,279,809	$7,548,694
Short-term investments	5,941,249	5,897,809
Accounts receivable	2,762,302	2,552,738
Inventories	300,639	592,382
Prepayments	1,031,852	1,386,307
Loans receivable	-	281,694
Other current assets	390,366	451,422
Total Current Assets	16,706,217	18,711,046

Investment in equity method investees	1,119,006	1,145,404
Investment in an equity security	-	165,871
Property and equipment, net	5,073,142	3,222,252
Intangible assets, net	14,683	17,539
Right of use assets	702,640	796,653
Deferred tax assets	417,478	357,878
Total Assets	$24,033,166	$24,416,643

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$1,225,720	$683,937
Advances from customers	508,877	838,838
Income tax payable	5,355	6,734
Operating lease liabilities, current portion	215,544	236,294
Accrued expenses and other liabilities	807,982	912,558
Total Current Liabilities	2,763,478	2,678,361

Operating lease liabilities, noncurrent portion	518,803	571,862
Deferred tax liabilities	31,269	128,250
Total Liabilities	3,313,550	3,378,473
Commitments and Contingencies
Equity
Class A Ordinary Share (par value $0.001 per share, 450,000,000 shares authorized; 2,106,131 and 2,054,943 shares issued and outstanding at June 30, 2024 and December 31, 2023, respectively)	2,107	2,056
Class B Ordinary Share (par value $0.001 per share, 50,000,000 shares authorized; 549,771 and 549,771 shares issued and outstanding at June 30, 2024 and December 31, 2023, respectively)	550	550
Additional paid-in capital	25,160,161	25,133,933
Statutory reserve	1,308,550	1,371,168
Accumulated deficit	(7,115,360)	(7,268,025)
Accumulated other comprehensive loss	(1,689,922)	(1,232,901)
Total Zhongchao Inc. Shareholders’ Equity	17,666,086	18,006,781

Non-controlling interests	3,053,530	3,031,389
Total Equity	20,719,616	21,038,170
Total Liabilities and Equity	$24,033,166	$24,416,643

ZHONGCHAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended June 30,
	2024	2023
Revenues
Service	$6,595,083	$4,856,333
Product	1,753,246	5,519,837
Total revenues	8,348,329	10,376,170
Cost of revenues
Service	(2,539,777)	(2,710,770)
Product	(1,071,456)	(3,342,061)
Total cost of revenues	(3,611,233)	(6,052,831)
Gross Profit	4,737,096	4,323,339

Operating Expenses
Selling and marketing expenses	(2,009,753)	(3,945,328)
General and administrative expenses	(2,643,824)	(4,639,182)
Research and development expenses	(135,069)	(298,987)
Impairment of property and equipment	-	(1,464,413)
Total Operating Expenses	(4,788,646)	(10,347,910)

Loss from Operations	(51,550)	(6,024,571)

Interest income, net	101,106	57,430
Other income, net	27,133	784,979
Income (Loss) Before Income Taxes	76,689	(5,182,162)

Income tax benefits	106,244	402,304

Net Income (Loss)	182,933	(4,779,858)

Net (income) loss attributable to noncontrolling interests	(92,886)	58,268

Net Income (Loss) Attributable to Zhongchao Inc.’s shareholders	90,047	(4,721,590)

Other Comprehensive (Loss) Income
Foreign currency translation adjustment	(527,766)	(1,129,443)
Comprehensive Loss	(344,833)	(5,909,301)

Total comprehensive (income) loss attributable to noncontrolling interests	(22,141)	206,616
Total Comprehensive Loss Attributable to Zhongchao Inc.’s Shareholders	$(366,974)	$(5,702,685)

Weighted Average Number of Ordinary Share Outstanding*
Basic and Diluted	2,637,340	2,602,915

(Loss) Earnings per Share
Basic and Diluted	$0.03	$(1.81)

*:	Retrospectively restated for the effect of share consolidation

ZHONGCHAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in U.S. dollar, except for the number of shares)

For the six months ended June 30, 2024

	Ordinary Shares				Additional			Accumulated Other
	Class A		Class B		Paid-in	Statutory	Accumulated	Comprehensive	Non-controlling	Total
	Shares	Amount	Shares	Amount	Capital	Reserve	Deficit	Loss	Interest	Equity
Balance as of December 31, 2023	2,054,943	$2,056	549,772	$550	$25,133,933	$1,371,168	$(7,268,025)	$(1,232,901)	$3,031,389	$21,038,170
Share-based compensation expenses	-	-	-	-	26,279	-	-	-	-	26,279
Issuance of fraction shares for share consolidation	51,188	51	-	-	(51)	-	-	-	-	-
Release of statutory reserve from dissolved entity	-	-	-	-	-	(62,618)	62,618	-	-	-
Net income	-	-	-	-	-	-	90,047	-	92,886	182,933
Foreign currency translation adjustments	-	-	-	-	-	-	-	(457,021)	(70,745)	(527,766)
Balance as of June 30, 2024	2,106,131	$2,107	549,772	$550	$25,160,161	$1,308,550	$(7,115,360)	$(1,689,922)	$3,053,530	$20,719,616

For the six months ended June 30, 2023

	Ordinary Shares*				Additional		(Accumulated Deficit)	Accumulated Other
	Class A		Class B		Paid-in	Statutory	Retained	Comprehensive	Non-controlling	Total
	Shares	Amount	Shares	Amount	Capital	Reserve	Earnings	Loss	Interest	Equity
Balance as of December 31, 2022	2,053,143	$2,054	549,772	$550	$24,998,388	$1,315,017	$4,124,037	$(511,824)	$3,091,043	$33,019,265
Share-based compensation expenses	-	-	-	-	62,409	-	-	-	-	62,409
Net loss	-	-	-	-	-	-	(4,721,590)	-	(58,268)	(4,779,858)
Foreign currency translation adjustments	-	-	-	-	-	-	-	(981,095)	(148,348)	(1,129,443)
Balance as of June 30, 2023	2,053,143	$2,054	549,772	$550	$25,060,797	$1,315,017	$(597,553)	$(1,492,919)	$2,884,427	$27,172,373

*:	Retrospectively restated for the effect of share consolidation

ZHONGCHAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2024 and 2023

(Expressed in U.S. dollar, except for the number of shares)

Cash Flows from Operating Activities:
Net income (loss)	$182,933	$(4,779,858)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization expenses	94,574	276,391
Writing off accounts receivable	119,986	1,286,280
Reversal of provision of doubtful accounts	(2,166)	(72,605)
Loss from disposal of property and equipment	-	1,466,469
Amortization of right of use assets	132,718	259,883
Recognition of share-based compensation expenses	26,279	62,409
Deferred tax benefits	(164,715)	(378,162)
Equity investment gain	(29,308)	(74)
Changes in fair value of short-term investments	131,817	(592,141)
Changes in operating assets and liabilities:
Accounts receivable	(388,736)	2,007,275
Prepayments	325,496	(151,410)
Prepayments – related party	-	114,372
Inventories	280,675	(349,138)
Other current assets	54,974	(613,086)
Accounts payable	557,113	(133,425)
Advances from customers	(313,513)	9,440
Income tax payable	(2,109)	(78,043)
Accrued expenses and other liabilities	(84,362)	35,179
Lease liabilities	(112,058)	(222,909)
Net Cash Provided by (Used in) Operating Activities	809,598	(1,853,153)

Cash Flows from Investing Activities:
Purchases of property and equipment	(2,095,339)	(12,269)
Loans to third parties	-	(288,671)
Repayment of loans from third parties	277,762	1,840,000
Due from affiliates	-	225,163
Proceeds from redemption of equity investment	195,169	-
Investments in short-term investments	(5,416,933)	(522,920)
Proceeds from redemption of short-term investments	5,241,677	697,379
Net Cash (Used in) Provided by Investing Activities	(1,797,664)	1,938,682

Cash Flows from Financing Activities:
Net Cash Provided by Financing Activities	-	-

Effect of exchange rate changes on cash and cash equivalents	(280,819)	(319,161)

Net decrease in cash and cash equivalents	(1,268,885)	(233,632)
Cash and cash equivalents at beginning of period	7,548,694	11,520,453
Cash and cash equivalents at end of period	$6,279,809	$11,286,821

Supplemental Cash Flow Information
Cash paid for income tax	$67,043	$78,043

Noncash investing activities
Right of use assets obtained in exchange for operating lease obligations	$56,367	$16,436
Addition of property and equipment from deposit and prepayment for properties	$-	$238,406
Net off deferred tax assets with income tax payable	$-	$2,067,833

4